Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Appointment of Independent Auditor

Beijing, December 28, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces the appointment of Assentsure PAC (“Assentsure”) as its independent registered public accounting firm for the fiscal year ended December 31, 2022.

Union Power HK CPA Limited (“Union Power”), the Company’s independent auditor for the fiscal years 2020 and 2021, proposed to continue working with it for the fiscal year 2022. However, its proposal reflected an increase in the service fees. The Company’s audit committee solicited proposals from other accounting firms and conducted an evaluation process in connection with the selection of the Company’s independent auditor. After careful consideration, the Company’s audit committee recommended, the Company’s board of directors approved and the shareholders ratified by an ordinary resolution at the 2022 annual general meeting of shareholders held on December 28, 2022, the appointment of Assentsure as the Company’s independent auditor for the financial year 2022.

On December 28, 2022, Union Power resigned and Assentsure was engaged to serve as the Company’s independent registered public accounting firm for the fiscal year 2022.

As of and for the years ended December 31, 2020 and 2021, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company’s business continues to operate as usual. The Company believes that its business operations and fundamentals are not affected by the change of auditor. The Company is working closely with Union Power and Assentsure to ensure a seamless transition and intends to work diligently with Assentsure to file its annual report for the period ended December 31, 2022.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets； fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2021. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com